UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File Number: 001-42008

BW LPG Limited
(Translation of registrant’s name into English)

c/o BW LPG Holding Pte Ltd 10 Pasir Panjang Road, #17-02 Mapletree Business City, Singapore 117438
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release of BW LPG Limited dated April 26, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BW LPG Limited

	By:	/s/ Kristian Sørensen
	Name:	Kristian Sørensen
	Title:	Chief Executive Officer

Date: April 26, 2024